May 12, 2026

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Alan Campbell

Re:	Karyopharm Therapeutics Inc.
Registration Statement on Form S-3 Filed May 4, 2026 File No. 333-295533 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Karyopharm Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-295533), so that it may become effective at 4:30 p.m., Eastern Time, on May 14, 2026, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours, KARYOPHARM THERAPEUTICS INC.

By:	/s/ Michael Mano
Name:	Michael Mano
Title:	Executive Vice President, Chief Legal Officer and Secretary

cc:	Jason Kropp, Sidley Austin LLP
Craig Hilts, Sidley Austin LLP